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                                                  FILED BY: NCS HEALTHCARE, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                     AND DEEMED FILED PURSUANT TO RULE 14a-12(b)
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                           SUBJECT COMPANY: NCS HEALTHCARE, INC.
                                                   COMMISSION FILE NO.: 00-27602
                                                                        --------

ON AUGUST 9, 2002 NCS HEALTHCARE, INC. ISSUED THE FOLLOWING PRESS RELEASE:

FOR IMMEDIATE RELEASE

Contact: Gerald D. Stethem
         Senior Vice President & Chief Financial Officer
         NCS HealthCare, Inc.
         216-378-6808

            NCS HEALTHCARE ADVISES STOCKHOLDERS TO TAKE NO ACTION AT
                THIS TIME IN RESPONSE TO OMNICARE'S TENDER OFFER

Beachwood, Ohio - (August 9, 2002) NCS HealthCare, Inc. (NCSS.OB), in response to Omnicare, Inc.'s (NYSE: OCR) cash tender offer, commenced on August 8, 2002, for all of the outstanding shares of Class A and Class B common stock of NCS HealthCare for $3.50 per share, advises its stockholders to take no action at this time. Omnicare's tender offer is under consideration by NCS HealthCare's Board of Directors. On or before August 22, 2002, NCS HealthCare will advise its stockholders of its position with respect to the tender offer, along with the reasons for its position. NCS HealthCare requests its stockholders to defer taking any action with respect to Omnicare's tender offer until they have been advised of NCS HealthCare's position.

NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 203,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 14 states.

In connection with the upcoming special meeting of stockholders relating to NCS HealthCare's proposed merger with Genesis Health Ventures, Inc. and the tender offer from Omnicare, Inc. described above, NCS HealthCare, Inc. will be filing certain materials with the Securities and Exchange Commission, including a proxy





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statement and a Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THESE
MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning NCS HealthCare, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from NCS HealthCare, Inc. by directing a request to NCS HealthCare, Inc. at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122; Attn: Investor Relations. NCS HealthCare, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the special meeting described above. Information concerning such participants will be contained in NCS HealthCare's proxy statement relating to the proposed merger with Genesis Health Ventures, Inc. when it becomes available.

Statements made in this release, and in our other public filings and releases, that are not historical facts contain "forward-looking" statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties that are difficult to predict and, in many instances, are beyond our control, and therefore are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may" and similar expressions. Factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: our ability to obtain the anticipated results and synergies from the proposed merger transaction with Genesis and the increased uncertainty created by the integration of the two businesses, the continued impact of the Medicare Prospective Payment System, changes in State Medicaid and third party reimbursement levels, the credit worthiness of customers, continuation of various trends in the long-term care market (including the trend toward consolidation), negotiations with our senior lenders related to our credit facility, negotiations with an ad hoc committee of holders of our 5 3/4% Convertible Subordinated Debentures due 2004, negotiations regarding payment and other terms with suppliers, competition among providers of longer-term care pharmacy services, changes in regulatory requirements, litigation matters, implementation of newly issued accounting standards, reform of the healthcare system and other risks and uncertainties described in our SEC reports. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand our company.





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